UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

Under the Securities Exchange Act of 1934
(Amendment No. 1)

Spanish Broadcasting System, Inc.

(Name of Issuer)

Class A Common Stock, Par Value $0.0001 per share

(Title of Class of Securities)

846425833

(CUSIP Number)

Xavier Gutierrez

Meruelo Investment Partners LLC

9550 Firestone Blvd., Suite 105

Downey, California 90241

(562) 745-2339

xgutierrez@meruelogroup.com

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 2, 2016

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 846425833

1.	Names of Reporting Persons. Alex Meruelo Living Trust

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization California

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 1,000

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 1,000

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 343,123

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 8.23%

14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 84642583

1.	Names of Reporting Persons. Meruelo Investment Partners LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Nevada

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 342,123

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 342,123

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 343,123

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 8.23%

14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 846425833

1.	Names of Reporting Persons. Liset Meruelo

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF / AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 5,000

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 5,000

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,000

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0%

14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 846425833

1.	Names of Reporting Persons. Alexander Meruelo

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF / AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 3,000

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 3,000

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,000

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0%

14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 846425833

1.	Names of Reporting Persons. Lisette Meruelo

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF / AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 2,500

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 2,500

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,500

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0%

14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 846425833

1.	Names of Reporting Persons. Alexis Meruelo

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF / AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 2,500

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 2,500

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,500

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0%

14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 84642583

1.	Names of Reporting Persons. Alex Meruelo

Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 343,123

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 343,123

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 356,123

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 8.55%

14.	Type of Reporting Person (See Instructions) IN

Introduction

Item 1.	Security and Issuer.

This Amendment No. 1 (“Amendment No. 1) amends and supplements the statement on Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on April 22, 2016 (the “Original Schedule 13D” and together with Amendment No. 1, the “Schedule 13D”) with respect to the Class A Common Stock, $0.0001 par value (the “Class A Common Stock”) issued by Spanish Broadcasting Systems, Inc., a Delaware corporation (the “Company”). Capitalized terms used herein and not otherwise defined in this Amendment No. 1 have the meanings set forth in the Original Schedule 13D.  This Amendment No. 1 amends Items 2, 3, 5, and 7.

Item 2.	Identity and Background.

Item 2 of the Schedule 13D is hereby amended and restated in its entirety as follows:

This statement is jointly filed by and on behalf of Alex Meruelo Living Trust (“Meruelo Trust”), Meruelo Investment Partners LLC (“Meruelo Partners”), Liset Meruelo, Alexander Meruelo, Lisette Meruelo, Alexis Meruelo and Alex Meruelo (together, the “reporting persons” or a “reporting person”).

Meruelo Trust is a revocable intervivos trust.  The principal business of Meruelo Trust is serving as a revocable intervivos trust.

Meruelo Partners acts as an investment advisor or manager to other persons and accounts and may be deemed to beneficially own securities owned or held by or for the account or benefit of such persons and accounts, including Meruelo Trust.  The principal business of Meruelo Partners is serving as an investment advisor or manager to other parties and accounts.

Liset Meruelo is the spouse of Mr. Meruelo.

Alexander Meruelo is an adult child of Mr. Meruelo and is currently a student.

Lisette Meruelo is an adult child of Mr. Meruelo and is currently a student.

Alexis Meruelo is an adult child of Mr. Meruelo and works for the family business.

Mr. Meruelo is the trustee of Meruelo Trust and managing member of Meruelo Partners and may be deemed to control, and beneficially own securities owned or held by, Meruelo Partners. The present principal occupation of Mr. Meruelo is serving as the principal of the Meruelo Group. Meruelo Group is a privately-held management company serving a diversified portfolio of affiliated entities with interests in banking and financial services, food services (manufacturing, distribution, and restaurant operations), construction and engineering, hospitality and gaming, real estate management and development, media (television and radio), and public and private equity investing.

The place of organization or citizenship, as applicable, of each reporting person is stated in Item 6 of such reporting person’s cover page hereto. Except for Mr. Meruelo, the address of the principal office or business address, as applicable, of each reporting person and the Meruelo Group is 9550 Firestone Blvd., Suite 105, Downey, California 90241.  The principal office or business of Mr. Meruelo is 2500 E. 2nd Street, Reno, Nevada 89595.

No reporting person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years. No reporting person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws (or finding any violation with respect to such laws) as a result of a civil proceeding of a judicial or administrative body of competent jurisdiction to which such reporting person was a party during the last five years.

Each reporting person may be deemed (due to a relationship described herein or otherwise) to be a member of a group with respect to the issuer or securities of the issuer for purposes of Section 13(d) or 13(g) of the Act and may be deemed to beneficially own securities owned or held by each other reporting person. Each reporting person declares that neither the filing of this statement nor anything herein shall be construed as an admission that such reporting person is, for purposes of Section 13(d) or 13(g) of the Act or any other purpose, a member of a group with respect to the issuer or any securities of the issuer.

Each reporting person declares that neither the filing of this statement nor anything herein shall be construed as an admission that such reporting person is, for purposes of Section 13(d) or (g) of the Act or any other purpose, the beneficial owner of any securities covered by this statement.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 of the Schedule 13D is hereby amended and restated in its entirety as follows:

The reporting persons purchased the Class A Common Stock currently owned with a combination of trust funds from Meruelo Trust and personal funds, including working capital of Meruelo Partners in the amount of $1,860,364.

Item 5.	Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

(a)                                 The aggregate number and percentage of the subject class of securities beneficially owned by each reporting person is stated (and those securities for which such reporting person has a right to acquire, if any, are identified) in items 11 and 13 on such reporting person’s cover page hereto or otherwise herein, based on 4,166,991 shares of Class A Common Stock outstanding as of November 7, 2016.

(b)                                  Number of securities for or as to which each reporting person has:

(i)                                     Sole power to vote or to direct the vote:

See Item 7 on such reporting person’s cover page hereto.

(ii)                                  Shared power to vote or to direct the vote:

See Item 8 on such reporting person’s cover page hereto.

(iii)                               Sole power to dispose or to direct the disposition of:  See Item 9 on such reporting person’s cover page hereto.

(c)                                  During the past sixty days, the only transactions in Class A Common Stock effected by the reporting parties were the open market purchases by the reporting persons as set forth in Exhibit 1.1.

Item 7.	Material to be Filed as Exhibits.

Item 7 of Schedule 13D is hereby amended and restated in its entirety as follows:

The information required to be provided by Item 7 of Schedule 13D in this statement is provided in the Exhibit Index hereto or otherwise herein. The information in the Exhibit Index hereto and each other Item herein is incorporated by reference in answer or partial answer to this Item.

Remainder of Page Intentionally Left Blank.  Signature Page(s) to Follow.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Alex Meruelo Living Trust

Date:	December 8, 2016	By:	/s/ Alex Meruelo
		Name:	Alex Meruelo
		Title:	Trustee

Meruelo Investment Partners LLC

Date:	December 8, 2016	By:	/s/ Alex Meruelo
		Name:	Alex Meruelo
		Title:	Managing Member

Liset Meruelo

Date:	December 8, 2016	By:	/s/ Liset Meruelo
		Name:	Liset Meruelo

Alexander Meruelo

Date:	December 8, 2016	By:	/s/ Alexander Meruelo
		Name:	Alexander Meruelo

Lisette Meruelo

Date:	December 8, 2016	By:	/s/ Lisette Meruelo
		Name:	Lisette Meruelo

Alexis Meruelo

Date:	December 8, 2016	By:	/s/ Alexis Meruelo
		Name:	Alexis Meruelo

Alex Meruelo

Date:	December 8, 2016	By:	/s/ Alex Meruelo
		Name:	Alex Meruelo

Remainder of Page Intentionally Left Blank.  Exhibit Index to Follow.

Exhibit Index

Exhibit

Reference	Description
1.1	Transactions in Shares (furnished herewith)
24.1	Joint Filing Agreement and Power of Attorney (incorporated by reference to the Original Schedule 13D)

Remainder of Page Intentionally Left Blank.  Exhibit(s) to Follow.